March 7, 2005

Mail Stop 03-06

Paul G. Daly
President
Infitech Ventures Inc.
20 Lyall Avenue
Toronto, Ontario, Canada M4E 1V9

Re:	Infitech Ventures Inc.
	Registration Statement on Form 10-SB
	Filed February 15, 2005
	File No. 000-51073

Dear Mr. Daly:

      We have the following comments to your filing. Please file an amendment by April 7, 2005 to comply with our comments. If you cannot amend the filing by that time, you should consider withdrawing the filing before it becomes effective by operation of law. You could then refile when you are able to respond to the comments. Please note that you should file the request for withdrawal by April
14, 2005.

      If you disagree with our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In your response to prior comment two, you stated that Infitech had removed the discussion of wastewater treatment technologies from its web site. Please explain why that this information is still available at http://www.infitechventures.com/wastewater.htm and the web pages linked to that page.

Part I

Item 1.  Description of Business - Page 3

The Wax Technology - Page 3

2. Please expand your disclosure in response to previous comment 6 to include all material information regarding the tests. For example, are costs or time to clean the spill material factors? Did any of the tests have material negative results? What was the size of the Bodycote test spill, and what is the significance of the wax being poured rather than sprayed?

Item 2.  Management`s Discussion and Analysis or Plan of Operation
-
Page 12

Liquidity and Financial Condition - Page 15

3. Refer to your response to prior comment 16. Revise to describe how you valued and accounted for the 6,094,000 shares issued from February 28, 2001 to December 31, 2002.

Our Business Operations - Page 17

4. Please expand your disclosure in to response to previous comment 4 to more fully explain the potential difficulty. For example:
* Can investors effect service of process in the U.S. against Infitech or its affiliates?
* Can investors enforce judgments against you in U.S. courts based on the civil liability provisions of the U.S. federal securities laws?
* Can investors enforce, in courts in your home jurisdiction, judgments of U.S. courts based upon the civil liabilities of the U.S.
federal securities laws?
* Can investors bring an original action in courts in your home jurisdiction based on the U.S. federal securities laws?

Financial Statements

Audited Financial Statements for the year ended July 31, 2004

Report of Independent Registered Public Accounting Firm

5. Refer to your response to prior comment 28. We note that the auditors report includes an explanatory paragraph regarding the restatement of your financial statements. Please have your auditors respond to the following:
* The audit opinion is dated as of November 10, 2004, prior to the restatement. What consideration was given to dual dating the report as required by SAS No. 4, Section 530 - Dating of the Independent Auditors Report?
* The audit report indicates that Note 5 has been restated to "reflect amounts paid in related to the sale, assignment and transfer of technology in U.S. dollars." Have the actual financial statements been restated or was additional disclosure added to quantify the amount in terms of U.S. dollars? Please explain. Have your auditors discuss why reference of this change is necessary in the audit opinion.

Statements of Operations

6. Refer to your response to prior comment 31. We note that you recorded compensation expense for services provided during the year ended July 31, 2004. Please tell us why you have not recorded any expense for contributed services for the period from inception (October 24, 2000) to July 31, 2003. If an officer or an executive was contributing time during this period, contributed services should be valued and recorded. Please advise.

7. Refer to your response to prior comment 32. We note that you are working with IGI to test and finalize a wax compound. Please tell us if you reimburse IGI for these services. Note that your historical income statement should reflect all costs of doing business, including costs incurred by IGI on your behalf. Refer to SAB Topic 1-
B as necessary.

Note 7. Related Party Transactions

8. Refer to your response to prior comment 38. Please revise to clarify that the loan is payable on demand.

Unaudited Interim Financial Statements for the period ended
October
31, 2004

9. Please apply our comments on the financial statements for the year-end July 31, 2004 to your Unaudited Interim Financial
Statements
for the three months ended October 31, 2004, where applicable.

Exhibits

10. Please file the written acknowledgement mentioned at the top of page 4.




      If you cannot amend your filing in the timeframe mentioned on page 1, please tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Kuhar at (202) 824-5579 or Angela Crane at (202) 942-1931 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C.
Hunt at (202) 824-5662 or me at (202) 824-5697 with any other questions.

      Sincerely,


Russell Mancuso
Branch Chief


cc (via fax):  	Stephen O`Neill, Esq., O`Neil Law Group PLLC
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Paul G. Daly
Infitech Ventures Inc.
March 7, 2005
Page 1